Exhibit(c)(6)

PROJECT SILVER
DISCUSSION POINTS

1.	Business Dynamics Have Improved Since May

a.	Improving general retail economic environment

b.	Continued positive comp store trends

c.	Demonstrated ability by Company to dispose of excess real estate assets demonstrating incremental value of existing asset portfolio that market is now beginning to recognize

d.	New store openings and Silver Express rollout proceeding smoothly and not yet reflected in EBITDA

e.	Management changes: (i) promotion of Paul White to Chief Merchandising Officer; and (ii) elimination of Jeff Girard’s position (Vice-Chairman of Finance and Administration)

f.	Positive market reaction to company’s improving performance (up 30% since May)

2.	Recent Trades in Sector Demonstrated Value Ascribed to Similar Retail Assets by Financial Investors at Levels Greater Than That Offered by GHJM

a.	5.9x LTM EBITDA for Mervyn’s trade announced on July 29, 2004

b.	Acquirors: Sun Capital, Cerebus, Lubert-Adler (real estate investment fund)

c.	In comparison, fundamental value at $19.00 offer price (5.3x LTM EBITDA) appears low

3.	Given Current Trading Levels, GHJM Offer Represents Only Limited Price Premium to Current Trading Price (Albeit a Larger Premium to Historical Averages)

GHJM Offer Price as of 8/27/04	$19.00

GHJM Offer Price Premium/(Discount) to:

	Price	%
Current Price (8/27/2004)	$17.08	11.2%
1-Week Average	16.97	12.0%
30-Day Average	15.75	20.6%
60-Day Average	15.02	26.5%
90-Day Average	14.55	30.6%
1-Year Average	14.83	28.1%

4.	Company Cash Flow Generation (and Normal Business Cycle) is Allowing It To Reduce Its Existing Debt Positions

a.	At time of close, projected debt balances likely to be between $50-75 million lower than current levels (approximately $2 per share)

b.	Given GHJM proposed capitalization structure, ability to offer higher equity value per share (while maintaining an equivalent total funding requirement) appears feasible

5.	Underlying Book Value per Share is Currently Higher than Offer Price

a.	$19.47 per share at July 31, 2004

6.	GHJM Presence (and Current Offer Value) Does Not In and Of Itself Create Value for Shareholders That The Company Could Not Create On Its Own

a.	Company could undertake a leveraged recap and potentially deliver same or higher value to shareholders (if successful)

i.	GHJM utilizing same financing source as Company’s existing facilities

ii.	Asset based loan places primary value (from lender’s perspective) on existing assets not management ability to derive value from the underlying asset base

iii.	Existing management has demonstrated ability to pay down debt

7.	If GHJM Believes That It Can Meet The Board’s Price Expectations, GHJM Needs to Offer Board Sufficient Certainty in Short Period of Time Without Significant Intrusion on Management’s Daily Activities

a.	Confirmation that primary business due diligence is complete, subject to only confirmatory due diligence with respect to period since May 2004

b.	Written confirmation that Bear Stearns and all other financing sources remain committed to proceeding with transaction

c.	Committed debt and equity financing must be in place within three week period (financing due diligence subject to parameter 7a above)

i.	Commitment letters and bridge loans must be firm

ii.	Confirmation that GHJM can obtain debt and equity financing without the presence of a market out provision (particularly given asset-based structure)

d.	Understanding that Board will expect to retain maximum fiduciary out provisions in any contract (i.e. modest break-up fee, post-announcement shopping period to strategics)

Silver Annotated Stock Price and Volume Since May 3, 2004 ____________________ Note: Dashed line represents average volume. (1) Current price as of August 27, 2004. Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 7/8/04: Reports June same store sales increase at Silver of 2.8% and 0.6% at Platinum (consolidated 2.2%) 8/3/04: Announces the resignation of Jeffrey C. Girard as the company's Vice Chairman of Finance and Administration and as a member of its Board of Directors, effective August 1, 2004 8/5/04: Reports July same store sales at Silver of (0.1%) and (2.2%) at Platinum (consolidated (0.6%)) 8/20/04: Announces the promotion of Larry Gentry to Senior Vice President of Store Operations 7/29/04: Target announces the sale of its Mervyn's business to an investment consortium for an aggregate consideration of approximately $1.2 billion in cash Current Price $17.08 (1) 8/19/04: Reports 2Q EPS of $0.28 vs. $0.26 last year. Quarterly same store sales were 2.1% at Silver and 0.7% at Platinum (consolidated 1.7%) 5/6/04: Reports April same store sales increase at Silver of 5.0% and 2.3% at Platinum (consolidated 4.3%) 5/20/04: Reports 1Q EPS of $(0.08) vs. ($0.04) last year. Quarterly same store sales were 4.2% at Silver and 3.3% at Platinum (consolidated 3.9%) 6/3/04: Reports May same store sales increase at Silver of 3.0% and 3.5% at Platinum (consolidated 3.2%) 7/26/04: Deutsche Bank research report discusses hidden real estate value of retail companies with specific reference to Silver Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8 Excel.Sheet.8